SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Gaylord Entertainment Company.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

367905106
(CUSIP Number)

Michael P. Collison
The Oklahoma Publishing Company
9000 North Broadway
Oklahoma City, Oklahoma 73114
Telephone (405) 475-3950

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

With a copy to:

Frederic T. Spindel
Venable, Baetjer, Howard and Civiletti LLP
1201 New York Avenue
Suite 1000
Washington, D.C. 20005
Telephone (202) 513-4732

December 18, 2002
(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

•     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 367905106

1.	NAMES OF REPORTING PERSONS: THE OKLAHOMA PUBLISHING COMPANY VOTING TRUST

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF
SHARES	7.	SOLE VOTING POWER	None
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	SHARED VOTING POWER	2,103,766
PERSON WITH

	9.	SOLE DISPOSITIVE POWER	None

	10.	SHARED DISPOSITIVE POWER	2,103,766

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,103,766

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.23%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 367905106

1.	NAMES OF REPORTING PERSONS: EDWARD L. GAYLORD

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF
SHARES	7.	SOLE VOTING POWER	5,918,790
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	SHARED VOTING POWER	2,671,702
PERSON WITH

	9.	SOLE DISPOSITIVE POWER	5,918,790

	10.	SHARED DISPOSITIVE POWER	2,671,702

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,590,492

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.42%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 367905106

1.	NAMES OF REPORTING PERSONS: EDWARD K. GAYLORD II

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF
SHARES	7.	SOLE VOTING POWER	666,210
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	SHARED VOTING POWER	0
PERSON WITH

	9.	SOLE DISPOSITIVE POWER	666,210

	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 666,210

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 367905106

1.	NAMES OF REPORTING PERSONS: THE OKLAHOMA PUBLISHING COMPANY

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF
SHARES	7.	SOLE VOTING POWER	260,400
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	SHARED VOTING POWER	1,843,366
PERSON WITH

	9.	SOLE DISPOSITIVE POWER	260,400

	10.	SHARED DISPOSITIVE POWER	1,843,366

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,103,766

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.23%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 367905106

1.	NAMES OF REPORTING PERSONS: GFI Company

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF
SHARES	7.	SOLE VOTING POWER	1,843,366
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	SHARED VOTING POWER	None
PERSON WITH

	9.	SOLE DISPOSITIVE POWER	1,843,366

	10.	SHARED DISPOSITIVE POWER	None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,843,366

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 367905106

1.	NAMES OF REPORTING PERSONS: CHRISTINE GAYLORD EVEREST

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF
SHARES	7.	SOLE VOTING POWER	948,427
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	SHARED VOTING POWER	2,642,044
PERSON WITH

	9.	SOLE DISPOSITIVE POWER	948,427

	10.	SHARED DISPOSITIVE POWER	2,642,044

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,590,471

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.63%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Amendment No. 8 to Schedule 13D

     This Amendment No. 8, amending the Schedule 13D dated October 10, 1997, respecting the common stock, $.01 par value (“Common Stock”), of Gaylord Entertainment Company (the “Issuer”), is being filed jointly by The Oklahoma Publishing Company Voting Trust (the “Voting Trust”), The Oklahoma Publishing Company (“OPUBCO”), GFI Company (“GFI”), Edward L. Gaylord (“E.L. Gaylord”), Edward K. Gaylord II (“E.K. Gaylord”) and Christine Gaylord Everest (“Ms. Everest”)(hereinafter collectively referred to as the “Reporting Persons” and, excluding the Voting Trust, OPUBCO and GFI, each an “Individual Reporting Person”). This Schedule 13D was previously amended by Amendment No. 1 filed on August 24, 1998, Amendment No. 2 filed on October 2, 1998, Amendment No. 3 filed on July 1, 1999, Amendment No. 4 filed on August 16, 1999, Amendment No. 5 filed on October 20, 2000, Amendment No. 6 filed on December 5, 2000 and Amendment No. 7 filed on July 3, 2001.

     The Reporting Persons, hereby amend and supplement the Schedule 13D filed by the Reporting Persons on October 10, 1997 (the “Original Statement”) in order to (i) add Ms. Everest as an Individual Reporting Person and joint filer of this Schedule 13D by amending and adding references to her in Items 2 and 5 of the Original Statement and (ii) remove E. K. Gaylord as an Individual Reporting Person and a joint filer of this Schedule 13D by amending references to him in Items 2 and 5 of the Original Statement. Ms. Everest has become an Individual Reporting Person as a result of her acquiring the authority to vote and dispose of the Common Stock of the Issuer held by GFI and OPUBCO. Ms. Everest acquired such authority with respect to the Common Stock held by GFI pursuant to her election as Chairman and Chief Executive Officer of GFI and a resolution of the GFI Board of Directors conferring such power to her on December 18, 2002. Ms. Everest acquired such authority with respect to the Common Stock held by OPUBCO pursuant to her election as President of OPUBCO on December 2, 2002, and resolutions of the Board of Directors of OPUBCO conferring such power to her on January 16, 2003. E.K. Gaylord is withdrawing as an Independent Reporting Person as a result of his resignation as President of GFI on December 18, 2002, and as President of OPUBCO on December 2, 2002, in that E.K. Gaylord no longer has the authority, by reason of such resignations, to vote and sell Common Stock of the Issuer held by GFI and OPUBCO.

Item 2. Identity and Background.

     Item 2 is hereby amended by deleting references to E.K. Gaylord as an Individual Reporting Person and by adding Ms. Everest as an Individual Reporting Person as follows:

CHRISTINE GAYLORD EVEREST

Ms. Everest’s principal occupation is as the President of OPUBCO. Her business address is 9000 North Broadway Oklahoma City, OK 73114. Ms. Everest is a citizen of the United States.

Item 2 is hereby further amended and restated with respect to the officers and directors of OPUBCO, their respective principal occupation or employment and address as follows:

Edward L. Gaylord – Chairman & Chief Executive Officer, Director Christine Gaylord Everest – President, Director

Mary Gaylord McClean – Vice President, Director
Louise Gaylord Bennett – Secretary, Director
Michael P. Collison – Chief Financial Officer and Treasurer
Gary C. Pierson – Assistant Secretary and General Counsel
Stephen Bartolin, Jr. – Director
Martin C. Dickinson – Director
David O. Hogan – Director

     For each officer and director listed above, the principal occupation or employment is as an officer of OPUBCO, with the business address being the same as OPUBCO, 9000 North Broadway, Oklahoma City, Oklahoma, 73114, except for the following:

Mary Gaylord McClean – Farmer/Rancher 9000 North Broadway Oklahoma City, OK 73114

Louise Gaylord Bennett – Investments P.O. Box 25125 Oklahoma City, OK 73125

Stephen Bartolin, Jr. – President, Broadmoor Hotel, Inc. P. O. Box 1439 Colorado Springs, CO 80901

Martin C. Dickinson – Retired 9000 North Broadway Oklahoma City, OK 73114

David O. Hogan – President, Hogan and Slovacek, a Professional Corporation 6120 South Yale Avenue Suite 600 Tulsa, Oklahoma 74136

Item 2 is hereby further amended and restated with respect to the officers and directors of GFI, their respective principal occupation or employment and address as follows:

Christine Gaylord Everest – Chairman and Chief Executive Officer Edward L. Gaylord – Director Michael P. Collison – Treasurer, Director Gary C. Pierson – Secretary, Director

     Except with respect to Mr. Pierson, for each officer and director listed above, the principal occupation or employment is as an officer of OPUBCO, with the business address being the same as OPUBCO, as described above. Mr. Pierson is principally employed as General Counsel at OPUBCO with the business address being the same as OPUBCO provided above.

     Item 2 is hereby further amended and restated with respect to the list of Voting Trustees of The Oklahoma Publishing Company Voting Trust, as follows:

     There are four Voting Trustees:

E. L. Gaylord Christine Gaylord Everest Martin C. Dickinson Mary Gaylord McClean

     Neither Ms. Everest, E.L. Gaylord, OPUBCO, GFI, the Voting Trust, nor any of the executive officers and directors listed above has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     The following information is as of the close of business on April 3, 2003, based on the number of shares of Common Stock of the Issuer outstanding as of March 17, 2003, according to the Issuer’s Form 10-K for the period ended December 31, 2002:

     E.L. Gaylord has the power to vote or direct the vote of, or to dispose or direct the disposition of, 8,590,492 shares of Common Stock, constituting 25.42% of the outstanding shares. Of this aggregate number, E.L. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 5,918,790 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,671,702 shares. This figure does not include shares owned by E.L. Gaylord’s children, Ms. Everest, E.K. Gaylord, and Louise Gaylord Bennett, as to which E.L. Gaylord disclaims beneficial ownership. It does include 5,009,644 shares held by E.L. Gaylord as Trustee for the Edward L. Gaylord Revocable Trust; 9,500 shares held by E.L. Gaylord as Trustee for the Thelma F. Gaylord Irrevocable Trust; 828,646 shares held by the Mary I. Gaylord Revocable Living Trust; of which by E.L. Gaylord is co-Trustee with his daughter Mary Gaylord McClean; 128,625 shares held by The Oklahoman Foundation, a charitable trust of which E.L. Gaylord is a co-Trustee with Ms. Everest, Mary Gaylord McClean and David O. Hogan; 405,978 shares held by the E.L. and Thelma Gaylord Foundation, a charitable trust, of which E.L. Gaylord is co-Trustee with Ms. Everest and David O. Hogan; 33,333 shares held by The Mary Gaylord Foundation, a charitable foundation of which E.L. Gaylord is a co-Trustee with Mary Gaylord McClean; and 71,000 shares subject to unexercised options for Common Stock issued to E.L. Gaylord individually. It also includes 260,400 shares of Common Stock held by OPUBCO, a corporation of which E.L. Gaylord is Chairman and Chief Executive Officer with power shared with Ms. Everest and Michael P. Collison, to vote and dispose of the shares as portfolio securities of OPUBCO, and 1,843,366 shares held by GFI, a corporation of which E.L. Gaylord is a director with power shared with Ms. Everest to vote and dispose of the shares as portfolio securities of GFI. E.L. Gaylord disclaims a pecuniary interest as a beneficial owner in the shares held by OPUBCO, GFI, the Thelma F. Gaylord Irrevocable Trust, the Mary I. Gaylord Revocable Living Trust, The Oklahoman Foundation and The Mary Gaylord Foundation.

     Christine Gaylord Everest has the power to vote or direct the vote of, or to dispose or direct the disposition of, 3,590,471 shares of Common Stock, constituting 10.63% of total shares outstanding. Of this aggregate number, Ms. Everest has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 948,427 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,642,044 shares. This figure does not include shares owned by Ms. Everest’s husband James H. Everest, her father E. L. Gaylord, or her siblings E. K. Gaylord II, Louise Gaylord Bennett and Mary Gaylord McClean, as to which Ms. Everest disclaims beneficial ownership. It does include 849,163 shares held by Ms. Everest directly; 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. Everest is a co-Trustee with E. L. Gaylord, Mary Gaylord McClean and David O. Hogan; 405,978 shares beneficially owned by E.L. and Thelma Gaylord Foundation, a charitable trust of which Ms. Everest is a co-Trustee with E. L. Gaylord and David O. Hogan; 3,675 shares beneficially owned by the Jean I. Everest Foundation, a charitable foundation of which Ms. Everest is a co-Trustee with James H. Everest; and 99,264 shares subject to unexercised options for Common Stock issued to Ms. Everest individually. It also includes 260,400 shares of Common Stock held by OPUBCO, a corporation of which Ms. Everest is President and a Director with power shared with E.L. Gaylord and Michael P. Collison, to vote and dispose of the shares as portfolio securities of OPUBCO, and 1,843,366 shares held by GFI, a corporation of which Ms. Everest is Chairman and Chief Executive Officer with power shared with E.L. Gaylord to vote and dispose of the shares as portfolio securities of GFI. Ms. Everest disclaims a pecuniary interest as a beneficial owner in the shares held by OPUBCO, GFI, The Oklahoman Foundation, the Jean I. Everest Foundation, and the E.L. and Thelma Gaylord Foundation.

     OPUBCO has the power to vote or direct the vote of, or to dispose or direct the disposition of, 2,103,766 shares of Common Stock, constituting 6.23% of the outstanding shares. Of this aggregate number, OPUBCO has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of 260,400 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 1,843,366 shares held by GFI, a corporation wholly owned by OPUBCO, as to which OPUBCO disclaims a pecuniary interest as a beneficial owner.

     GFI has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 1,843,366 shares of Common Stock, constituting 5.46% of the outstanding shares. These shares are held directly by GFI.

     The Voting Trust may be deemed to be the indirect beneficial owner of 2,103,766 shares of Common Stock, constituting 6.23% of the outstanding shares. This figure includes 260,400 shares that are held by OPUBCO, a corporation that is controlled by the Voting Trust, and

1,843,366 shares that are held by GFI, a corporation wholly owned by OPUBCO. The Voting Trust may be deemed to share power over the voting and disposition of these shares by reason of its control of OPUBCO. The Voting Trust disclaims a pecuniary interest as a beneficial owner of the shares held by OPUBCO and GFI.

     As a result of his resignation as President of GFI, as of December 18, 2002, E.K. Gaylord ceased to be the beneficial owner of more than 5% of Common Stock of the issuer. E.K. Gaylord has the sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of 666,210 shares of Common Stock, constituting 2.0% of the outstanding shares. This figure does not include the shares owned by E.K. Gaylord’s father, E.L. Gaylord, or his siblings, Christine Gaylord Everest, Louise Gaylord Bennett and Mary Gaylord McClean, as to which E.K. Gaylord disclaims beneficial ownership. It does include 402,500 shares held by E.K. Gaylord directly and 263,710 shares subject to unexercised options for Common Stock issued to E.K. Gaylord individually.

     The following information is provided with respect to the additional persons named in Item 2 as executive officers and directors of Reporting Persons that are corporations, to the best knowledge of the Reporting Persons:

     Mary Gaylord McClean has the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 990,604 shares of Common Stock, constituting 2.93% of the outstanding shares. This figure includes 828,646 shares held by the Mary I. Gaylord Revocable Trust of which she is co-Trustee with E.L. Gaylord; 128, 625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. McClean is a co-Trustee with E. L. Gaylord, Ms. Everest and David O. Hogan; and 33,333 shares held by the Mary Gaylord Foundation, a charitable foundation of which Ms. McClean is a co-Trustee with her father E.L. Gaylord. Ms. McClean disclaims a pecuniary interest as a beneficial owner in the shares held by The Oklahoman Foundation and the Mary Gaylord Foundation.

     Martin C. Dickinson has the sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 805,596 shares of Common Stock, constituting 2.38% of total shares outstanding. This figure includes 400,000 shares owned by the Donald C. Dickinson and Elizabeth M. Dickinson Foundation, of which Mr. Dickinson is president and a director; 306,332 shares held as Trustee for the Martin C. Dickinson Revocable Trust; and 99,264 shares subject to unexercised options for Common Stock issued to Mr. Dickenson individually.

     Louise Gaylord Bennett has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 946,747 shares of Common Stock constituting 2.8% of the total shares outstanding. These shares are held directly by Louise Gaylord Bennett.

     Stephen Bartolin Jr. has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 73 shares of Common Stock. These shares are held directly by Stephen Bartolin Jr.

     David O. Hogan has the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 534,603 shares of Common Stock, constituting 1.58% of the outstanding shares. This figure does not include shares beneficially owned by Inasmuch Foundation, a charitable foundation, and Ethics and Excellence in Journalism, a charitable foundation, each of which Mr. Hogan serves as a director. This figure does include 128, 625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Hogan is a co-Trustee with E. L. Gaylord, Ms. Everest and Ms. McClean and 405,978 shares beneficially owned by E.L. and Thelma Gaylord Foundation, a charitable trust of which Mr. Hogan is a co-Trustee with E. L. Gaylord and Ms. Everest. Mr. Hogan disclaims a pecuniary interest as a beneficial owner in the shares held by The Oklahoman Foundation and the E.L. and Thelma Gaylord Foundation.

     Michael P. Collison has the power to vote or direct the vote of, or to dispose or direct the disposition of, 260,404 shares of Common Stock, constituting less than 1% of total shares outstanding. Of this aggregate number, Mr. Collison has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 4 shares which are held directly by Mr. Collison, and shared power, with E.L. Gaylord and Ms. Everest, to vote or direct the vote of, and to dispose or direct the disposition of, 260,400 shares of Common Stock held by OPUBCO as portfolio securities of OPUBCO, a corporation of which Mr. Collison is the Chief Financial Officer. Mr. Collison disclaims a pecuniary interest as a beneficial owner in the shares held by OPUBCO.

     None of the Reporting Persons or, to the best of their knowledge, the additional persons listed in Item 2 has engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

     Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     The Joint Filing Agreement entered into by the parties in connection with this Schedule 13D filing has been amended to add Ms. Everest as a joint filer and to remove E.K Gaylord as a joint filer. A copy of the Amended Joint Filing Agreement dated April 3, 2003 is attached as Exhibit 99.1 hereto.

     Item 7. Materials to be filed as Exhibits.

Exhibit 99.1:	Amended Joint Filing Agreement dated April 3, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2003	THE OKLAHOMA PUBLISHING COMPANY VOTING
TRUST
Edward L. Gaylord, Voting Trustee

	By:	/s/ Edward L. Gaylord Edward L. Gaylord

/s/ Edward L. Gaylord

/s/ Christine Gaylord Everest

/s/ Edward K. Gaylord II

THE OKLAHOMA PUBLISHING COMPANY

	By:	/s/ Christine Gaylord Everest President

GFI COMPANY

	By:	/s/ Christine Gaylord Everest Chief Executive Officer